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03002778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2003 WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOPCO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N E, Suite 1450
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela S. Johnson (404) 240 - 0555
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher PC
(Name—*if individual, state last, first, middle name*)

3330 Cumberland Boulevard, Suite 100 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control number.

3/3

OATH OR AFFIRMATION

I, Pamela S. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOPCO Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Pamela S. Johnson
Signature

President
Title

Edith Wilkerson Miller
Notary Public

EDITH WILKERSON MILLER
Notary Public, DeKalb County, Georgia
My Commission Expires December 3, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this fling, see section 240.17a-5(e)(3).*

JOPCO Securities, LLC

Financial Statements
and Additional Information

December 31, 2002

JOPCO Securities, LLC

Contents
December 31, 2002

BENNETT | THRASHER

B | T

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report

To the Members and Board of Managers of
JOPCO Securities, LLC

We have audited the accompanying statement of financial condition of JOPCO Securities, LLC (a majority owned subsidiary of J. O. PATTERSON & CO.) as of December 31, 2002 and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOPCO Securities, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Thrasher PC

January 14, 2003

Member SEC Practice Section
AICPA Division for CPA Firms

Member PCPS
AICPA Alliance for CPA Firms

JOPCO Securities, LLC

Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	109,034
Accrued commissions and fees receivable		35,170
Deposits		16,422
	$	160,626
Liabilities and Members' Equity		
Liabilities:		
Payable to parent	$	13,233
Other accrued expenses		6,500
Payable to clearing organization		752
Total liabilities		20,485
Members' equity:		
Members' capital, $.01 par value per share, 100,000 shares authorized, 20,000 shares issued and outstanding		200
Additional paid-in members' capital		99,800
Retained earnings		40,141
Total members' equity		140,141
	$	160,626

See accompanying notes to financial statements.

JOPCO Securities, LLC

Statement of Operations
For the Year Ended December 31, 2002

Revenue:		
Commission revenue	$	445,204
Correspondent fees		230,181
Interest income		72
		675,457
Expenses:		
Service fees to parent		273,623
Operating expenses to parent		168,039
Clearing charges		12,780
Professional fees		10,176
Rent		10,028
Miscellaneous expense		2,963
		477,609
Net income	$	197,848

See accompanying notes to financial statements.

JOPCO Securities, LLC

Statement of Members' Equity
For the Year Ended December 31, 2002

	Members' Capital	Additional Paid-in Members' Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2001	$ 200	$ 99,800	$ 293	$ 100,293
Net income	-	-	197,848	197,848
Distributions	-	-	(158,000)	(158,000)
Balance at December 31, 2002	$ 200	$ 99,800	$ 40,141	$ 140,141

See accompanying notes to financial statements.

JOPCO Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	197,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accrued commissions and fees receivable		32,775
Increase in deposit		(15,008)
Decrease in payable to parent		(21,107)
Increase in other accrued expenses		6,500
Increase in payable to clearing organization		752
Net cash provided by operating activities		201,760
Cash flows from financing activities:		
Distributions to members		(158,000)
Net cash used in financing activities		(158,000)
Net increase in cash		43,760
Cash at beginning of year		65,274
Cash at end of year	$	109,034

See accompanying notes to financial statements.

JOPCO Securities, LLC

Notes to Financial Statements
December 31, 2002

Note 1: Description of the Business and Summary of Significant Accounting Policies

Formation of Company

JOPCO Securities, LLC (the Company) was formed effective November 24, 1998 as a limited liability company under the provisions of the Georgia Limited Liability Company Act (the Act). The terms of formation were specified by an operating agreement. Pursuant to the operating agreement, the initial capital contribution was for 20,000 shares at a purchase price of $5 per share.

Members and their respective ownership percentages at December 31, 2002 were as follows:

J. O. PATTERSON & CO.	75%
PSJ Inc.	25%
	100%

In accordance with the operating agreement, except as otherwise specifically provided for in the Act, the liability of the members is generally limited to their initial capital contributions. After admission, the members are not obligated, but under certain circumstances may be permitted, to contribute additional funds or make loans to the Company. The operating agreement also contains provisions that restrict the transfer of ownership interests except under certain circumstances, permit the admission of new members upon approval of all managers and permit the preferred return of capital (not currently in use) under certain circumstances. The Company is managed by a Board of Managers, which currently consists of three individuals.

In accordance with the operating agreement, net income is first allocated in proportion to net losses, if any, allocated to prior years and then in relation to shares outstanding. Net losses are first allocated in proportion to the positive capital account balances of each member and then in relation to shares outstanding.

Description of the Business

The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's sole source of revenue is providing brokerage services to related parties (see Note 2). Accordingly, the Company is dependent upon the economic health of these related parties. The Company operates a single office in Atlanta, Georgia.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Related Costs Recognition

Commission revenue, correspondent fees and the related clearing charges are reported on a trade date basis. Commission revenue is earned on trades of both listed and unlisted securities made by the Company's customers. In addition, correspondent fees (also known as order flow fees) are earned on trades of unlisted securities.

Clearing charges are paid through the clearing broker for all trades of both listed and unlisted securities. Partnership advisory fees, service fees and operating expenses are paid to the parent (see Note 2).

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision or benefit for federal or state taxes is necessary since income, losses and credits are reported on the members' income tax returns.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash is held in demand accounts at financial institutions and cash balances may exceed the federally insured amounts.

Note 2: Related Party Transactions

The Company's revenue is generated from investment transactions attributable to limited investment partnerships managed by the parent and a retirement account for the majority shareholder of the parent.

The parent provides personnel, facilities and office expenses under a lease and administrative services agreement that expires on July 31, 2003. During 2002, the parent terminated its lease on office space. In October 2002, the Company began leasing office space from an unrelated party; the Company leases a portion of such office space to the parent. A portion of the parent's expenses, net of office rent from the parent, is billed to the Company each month. Operating expenses to the parent totaled $168,039 in 2002.

The lease and administrative services agreement also specifies the payment of monthly service fees equal to the lesser of $75,000 or 50% of the Company's net operating income, as defined. Service fees to the parent were $197,663 in 2002.

The parent is entitled to receive advisory fees from the limited investment partnerships it manages; such fees are generally based on a percentage of the net asset value of the limited investment partnerships. During 2002, the advisory fees were waived for the partnerships and were paid by the Company as service fees. These service fees were $75,960 for 2002.

Note 3: Operating Lease

As discussed in Note 2, the Company leases office space from an unrelated party on a month-to-month basis. Rent expense incurred under this lease in 2002 was $10,028.

Note 4: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the twelve months after commencing business as a broker dealer and 15 to 1 after that period. At December 31, 2002, the Company had net capital of $130,920, which was in excess of its required net capital.

* * * * *

Supplemental Information

JOPCO Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2002

Total members' equity	$ 140,141
Deduct amounts not allowable for net capital	
Correspondent fees receivable	7,800
Deposit	1,414
Interest receivable	7
	9,221
Total members' equity qualified for net capital	130,920
Deductions	
Haircuts on securities	-
Total deductions	-
Net capital	$ 130,920

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2002 and the calculation of net capital per the audited financial statements as of December 31, 2002 of JOPCO Securities, LLC.

See independent auditors' report and accompanying notes to financial statements.

JOPCO Securities, LLC

Exemption from SEC Rule 15c3-3
December 31, 2002

Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.

BENNETT | THRASHER

B | T

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members and Board of Managers of
JOPCO Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JOPCO Securities, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, members, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brunett Thrasher PC

January 14, 2003